                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF NOVEMBER 2001


                                A.C.L.N. LIMITED
                 (Translation of registrant's name into English)


                              MECHELSE STEENWEG 166
                             B-2018 ANTWERP, BELGIUM
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  FORM 20-F |X|   FORM 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  YES    NO |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not Applicable

         Annexed hereto as Exhibit 99.1 is a copy of the registrant's press release dated November 14, 2001.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             A.C.L.N. LIMITED


Date: November 16, 2001                      By: /s/ illegible
                                                 --------------------------
                                                 Name: Christian Payne
                                                 Title: Chief Financial Officer

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION OF EXHIBIT
------                              ----------------------
99.1                    Press Release dated November 14, 2001

NEWS RELEASE FOR NOVEMBER 14, 2001 AT 7:30AM EDT


Contact:     ALLEN & CARON INC              A.C.L.N. LIMITED
             Jill Cieslak (Investors)       Jane Creber, V.P. Investor Relations
             Len Hall (Media)               310-551-0062
             949-474-4300                   jane@aclnltd.com
             jill@allencaron.com            ----------------
             -------------------
             len@allencaron.com
             ------------------

   A.C.L.N. LIMITED REPORTS RECORD THIRD QUARTER AND FIRST NINE-MONTH RESULTS

 Year Over Year Quarterly Revenue Up 93%, Net Income Up 92%, Earnings Per Share
                       Up 94% to $1.65 per Diluted Share

LOS ANGELES, CA (November 14, 2001)....A.C.L.N. Limited (NYSE:ASW), a global leader in the logistics of pre-owned automobiles and trucks, announced today that results in its third quarter and first nine months ended September 30, 2001 reached record levels, with revenues increasing by 93.6 percent in the quarter and growing 102 percent for the first nine months, when compared to the same periods last year. Net income for both periods grew by 92.8 percent and 74 percent year over year, respectively.

     Revenue for the third quarter ended September 30, 2001 was $97.4 million, up from $50.3 million in the third quarter of last year. Net income for this year's third quarter rose to $24.1 million, or $1.69 per basic and $1.65 per diluted share, compared to net income of $12.5 million, or $0.89 per basic and $0.85 per diluted share for the prior year's third quarter, an increase of 90 percent in net income per basic and 94 percent in net income per diluted share.

     A.C.L.N. Limited President and Chief Executive Officer, Aldo Labiad said, "Demand for our logistics services was very strong in the quarter, and has continued into the fourth quarter. Volumes of vehicles shipped grew 100 percent year over year, and 37 percent in the third quarter when compared to the second quarter of this year. Our logistics business in West Africa remains solid and has, to date, been unaffected by the unrest reported in the northern regions of Nigeria. In our wholesale business we are on schedule with our deliveries according to plan.

     "Recently, we announced the opening of two new ports of origination in Europe, Cuxhaven in Germany and Sheerness in the United Kingdom," Labiad added. "We are expanding and diversifying A.C.L.N.'s business, and positioning the company to address more marketplaces. Our objective is to continue to create opportunities for growth and profitability, and to add to the foundation of our well-established and vigorous logistics and wholesale businesses."

     For the nine months ended September 30, 2001, revenues were $239.5 million versus $118.7 million. Net income for the period was $55.5 million, or $3.91 per basic and $3.76 per diluted share. Net income for the nine-month period of 2000 was $31.9 million, or $2.29 per basic and $2.20 per diluted share.

The Company provided logistics services for approximately 70,000 automobiles and trucks in the quarter ended September 30, 2001, an increase of 100 percent from shipments of approximately 35,000 vehicles in the third quarter of 2000.

According to A.C.L.N. Chief Financial Officer Christian Payne, the September 30, 2001 unaudited balance sheet showed cash and equivalents of $117.6 million, total assets of $190.4 million, no long-term debt and shareholders' equity of $176.5 million. In addition, the Company reported gross margins increased by
18.8 percent in its logistics business from the second quarter of 2001, due to use of larger capacity vessels which are cheaper to charter on a per vehicle basis, and a change in the mix of trucks and automobiles being shipped. Gross margins in the wholesale business declined by 7 percent from the second quarter of 2001 due to the fact that during the third quarter of 2001, the percentage of lower margin automobiles sold was larger than in the previous quarter.

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in pre-owned automobile and truck logistics, serving six European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) providing pre-owned automobile and truck logistics services between Europe and Africa, and (ii) purchasing and selling new automobiles in Africa on a wholesale basis.

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the A.C.L.N.'s sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the A.C.L.N.'s recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

                                Tables to Follow

                                                               SEPTEMBER 30, 2001       DECEMBER 31, 2000
                                                                      (UNAUDITED)
                                                             ---------------------     -------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                        $ 117,587,888            $ 56,429,678

   Cash restricted as to withdrawal                                             -              11,291,751
   Accounts receivable                                                 55,615,348              56,228,462
   Deferred expenses                                                      656,774                 440,044
FIXED ASSETS:
   Advance for vessels' construction                                   10,000,000              10,000,000
   Sea vessels                                                          4,880,000               5,510,000
   Furniture and fittings                                                   4,117                   4,467

Deposits and other (1)                                                  1,664,906                   5,258
                                                             ---------------------     -------------------
                                                                    $ 190,409,033            $139,909,660
                                                             ---------------------     -------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accruals                                       $6,008,757             $14,716,937

   Amounts due to related parties                                          32,934                  33,445
   Income taxes payable                                                 7,874,222               5,107,144
                                                             ---------------------     -------------------
                                                                       13,915,913              19,857,526
                                                             ---------------------     -------------------
COMMITMENTS
SHAREHOLDERS' EQUITY :
   Ordinary shares, stated value of C(pound)0,01 each
      14,285,016 (2000: 14,124,309) shares issued and
      outstanding                                                        $253,153                $250,684
   Paid-in capital                                                     22,955,439              22,066,042
   Retained earnings                                                  153,216,019              97,668,071
   Accumulated other comprehensive income                                  68,509                  67,337
                                                             ---------------------     -------------------
              TOTAL SHAREHOLDERS' EQUITY                              176,493,120             120,052,134
                                                             ---------------------     -------------------
                                                                     $190,409,033            $139,909,660
                                                             ---------------------     -------------------

(1) Includes approximately $1.65 million investment in an unaffiliated joint venture which owns a vessel used in our logistics business from time to time.

                                                               THREE MONTH PERIOD                NINE MONTH PERIOD
                                                               ENDED SEPTEMBER 30,              ENDED SEPTEMBER 30,
                                                        ------------------------------------------------------------------
                                                                  (UNAUDITED)                      (UNAUDITED)
                                                                   2001            2000             2001             2000
                                                        ---------------- --------------- ---------------- ----------------
SALES
Sales of automobiles                                         47,963,000      22,670,000      123,587,500       62,870,000
Shipping revenues                                            49,422,174      27,634,180      115,877,746       55,873,348
                                                        ---------------- --------------- ---------------- ----------------
   TOTAL REVENUES                                           $97,385,174     $50,304,180     $239,465,246     $118,743,348
                                                        ---------------- --------------- ---------------- ----------------
COST OF SALES
Cost of automobiles                                          33,621,800      15,808,000       86,064,800       43,888,000
Cost of shipping revenues                                    36,621,403      20,203,599       88,813,647       38,297,621
                                                        ---------------- --------------- ---------------- ----------------
   TOTAL COST OF SALES                                       70,243,203      36,011,599      174,878,447       82,185,621
                                                        ---------------- --------------- ---------------- ----------------
              GROSS PROFIT                                   27,141,971      14,292,581       64,586,799       36,557,727
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                  3,183,172       1,498,969        8,020,370        3,565,948
                                                        ---------------- --------------- ---------------- ----------------
              INCOME FROM OPERATIONS                         23,958,799      12,793,612       56,566,429       32,991,779
                                                        ---------------- --------------- ---------------- ----------------
OTHER INCOME (EXPENSE)
   Interest income and other income                             637,500         326,250        1,885,776          624,375
                                                        ---------------- --------------- ---------------- ----------------
              TOTAL OTHER INCOME (EXPENSE)                      637,500         326,250        1,885,776          624,375
                                                        ---------------- --------------- ---------------- ----------------
INCOME BEFORE INCOME TAXES                                   24,596,299      13,119,862       58,452,205       33,616,154
INCOME TAXES                                                    522,366         644,571        2,904,257        1,683,172
                                                        ---------------- --------------- ---------------- ----------------
NET INCOME                                                   24,073,933      12,475,291       55,547,948       31,932,982
                                                        ---------------- --------------- ---------------- ----------------
OTHER COMPREHENSIVE INCOME, NET OF TAX:
   FOREIGN CURRENCY TRANSLATION ADJUSTMENTS                    (37,330)           5,848            1,172           10,378
                                                        ---------------- --------------- ---------------- ----------------
COMPREHENSIVE INCOME                                        $24,036,603     $12,481,139      $55,549,120      $31,943,360
                                                        ---------------- --------------- ---------------- ----------------
NET INCOME PER SHARE - BASIC                                    $  1.69         $  0.89          $  3.91          $  2.29
                                                        ---------------- --------------- ---------------- ----------------
NET INCOME PER SHARE - DILUTED                                  $  1.65         $  0.85          $  3.76          $  2.20
                                                        ---------------- --------------- ---------------- ----------------
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC                  14,244,780      14,074,358       14,190,141       13,916,543
                                                        ---------------- --------------- ---------------- ----------------
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED                14,576,537      14,696,966       14,756,103       14,510,090
                                                        ---------------- --------------- ---------------- ----------------



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